Mail Stop 3561

May 26, 2010

Robert E. Alderson
President and Chief Executive Officer
Kirkland's, Inc.
2501 McGavock Pike
Suite 1000
Nashville, TN 37214

      Re: **Kirkland's, Inc.**
             Form 10-K for the Fiscal Year Ended January 31, 2009
             Filed April 20, 2009
             File No. 000-49885

Dear Mr. Alderson:

      We have completed our review of the above-referenced filing and have no further comments at this time.

      Sincerely,

      H. Christopher Owings
      Assistant Director